Exhibit 99.3

Akari Therapeutics Reports First Quarter 2020 Financial Results

and Highlights Recent Clinical Progress

‒	Open pivotal study in pediatric hematopoietic stem cell transplant-related thrombotic microangiopathy (HSCT-TMA) with orphan and fast track approval

‒	Preparing for pivotal study in bullous pemphigoid (BP) following recent completion of successful Phase II study

‒	Positive EMA opinion on orphan designation for nomacopan for BP along with Orphan Drug designation granted by FDA in BP

NEW YORK and LONDON, May 29, 2020 - Akari Therapeutics, Plc (Nasdaq: AKTX), a biopharmaceutical company focused on innovative therapeutics to treat orphan autoimmune and inflammatory diseases where complement (C5) and/or leukotriene (LTB4) systems are implicated, today announced financial results for the first quarter ended March 31, 2020, as well as recent clinical progress.

“We remain focused on our mission of addressing severe inflammatory diseases with significant unmet medical need. We are pleased that our company is now in the process of planning or undertaking pivotal trials in both BP and HSCT-TMA as well as progressing next clinical steps for studies in atopic keratoconjunctivitis (AKC) and COVID-19 pneumonia,” said Clive Richardson, Chief Executive Officer of Akari Therapeutics. “

Severe inflammatory diseases remain an area of high unmet need. Akari continues to make progress driving its anti-inflammatory programs forward, including the recent announcement of positive topline results from our Phase II BP study in May.”

First Quarter 2020 and Recent Clinical Highlights

Akari’s lead programs are in BP, AKC, and HSCT-TMA where clinical data with nomacopan has shown rapid and sustained clinical improvement in patients. These diseases have no approved treatments.

As previously disclosed, the Company is following regulatory and health agency guidance related to the COVID-19 pandemic to help ensure the safety of its employees and patients. The impact on individual studies is detailed below.

Phase II clinical trial in patients with BP

▪	In May 2020, Akari announced positive topline results from its fully recruited Phase II study of nomacopan in BP patients. The study achieved no drug-related serious adverse events with 7 of 9 treated patients showing a rapid and clinically significant reduction in Bullous Pemphigoid Disease Area Index (BPDAI) score. Of the 7 responders, 3 showed an 80%+ reduction in BPDAI score and 3 an approximately 40% reduction in BPDAI score within six weeks of starting nomacopan.

▪	As announced recently, the European Medicines Agency (EMA) issued a positive opinion on Akari’s application for orphan designation of nomacopan for the treatment of BP. The U.S. Food and Drug Administration (FDA) granted orphan drug designation for nomacopan for the treatment of BP in September 2019. The Company now expects to meet with the FDA and EMA to discuss a pivotal trial design in the third quarter of 2020.

Phase III clinical trial in pediatric patients with HSCT-TMA

▪	During Q1 2020, Akari initiated a pivotal Phase III trial for HSCT-TMA with nomacopan following the opening of an Investigational New Drug (IND) application by the FDA. As a result of the COVID-19 pandemic, although the Company is continuing the process of site openings in the U.S. and Europe, it is anticipated that site initiations will be delayed to later in 2020. Akari has both FDA fast track for pediatric patients and orphan drug designation status for this program.

Phase I/II clinical trial in patients with AKC

▪	The Company completed Part A of the Phase I/II clinical trial in severe AKC patients who showed a rapid overall improvement of a mean 55% in the composite clinical score. The nomacopan eye drops were found to be comfortable and well tolerated with no reported drug related serious adverse events. Enrollment in the Part B placebo-controlled efficacy arm of the study has now been paused due to the COVID-19 crisis and we anticipate an interim update in the middle of 2020.

Patients with COVID-19 pneumonia

▪	The Company believes nomacopan’s dual inhibition of both the complement (C5) and leukotriene (LTB4) pathways makes the drug potentially well suited for the treatment of patients with COVID-19 pneumonia and related COVID disease. Leukotriene inhibition is a validated pathway for the treatment of severe lung inflammation and LTB4 is a potent granulocyte and leukocyte attractant which in turn are key drivers of the damaging cytokine storm that underpins acute respiratory distress syndrome (ARDS). Likewise, there is growing evidence of the role of the complement pathway in the microthrombi and organ damage associated with COVID-19 pneumonia.

▪	In pre-clinical lung inflammation models including a study of viral induced lung inflammation, nomacopan (formerly known as coversin) showed significant reductions in key lung inflammatory markers such as neutrophils and lung vascular leakage (Garcia et al., 2013; Roversi et al., 2013). Likewise in sepsis models (Huber-Lang et al., 2014) nomacopan has shown significant downregulation of a wide range of pro-inflammatory cytokines and chemokines including TNF, IL-6, GM-CSF, IL1alpha, IL1beta, IL17, MCP1 (CCL2), MIP1alpha (CCL3), MIP1beta (CCL4) which have all been shown to be elevated in patients with COVID-19 disease.

▪	Akari is actively pursuing several clinical study opportunities in patients with COVID-19 pneumonia in the UK and U.S. The Company intends to provide additional detail when these programs are finalized and approved.

First Quarter 2020 Financial Results

▪	As of March 31, 2020, the Company had cash of approximately $7.8 million, compared to cash of $5.7 million as of December 31, 2019. In February and March 2020, the Company issued an aggregate of 5,620,296 American Depositary Shares (the “ADSs”) at $1.70 per ADS for aggregate gross proceeds of approximately $9.5 million. The offering was led by existing investors of the Company, including Dr. Ray Prudo, the Company’s chairman, as well as certain accredited and institutional investors.

▪	In January 2020, the Company sold to Aspire Capital Fund, LLC (Aspire Capital) a total of approximately $1.1 million of ordinary shares. As of March 31, 2020, approximately $9.6 million of the original $20 million facility remains available for draw down under the equity purchase agreement entered into with Aspire Capital. Subsequent to March 31, 2020, the Company sold a total of approximately $1.3 million of ordinary shares and approximately $8.3 million of the original $20 million facility remains available for draw down under the equity purchase agreement entered into with Aspire Capital.

▪	Research and development (R&D) expenses in the first quarter of 2020 were approximately $2.7 million, as compared to R&D income of approximately $2.3 million in the same quarter the prior year. In the first quarter of 2019, the Company received an R&D tax credit of $4.9 million which offset overall R&D expenses. The Company did not recognize any R&D tax credits during the first quarter of 2020. As a result of COVID-19 delaying certain ongoing trials, we expect our clinical expenses to decrease in the short term.

▪	General and administrative (G&A) expenses in the first quarter of 2020 were approximately $2.2 million, as compared to approximately $2.3 million in the same quarter last year.

▪	Total other income for the first quarter of 2020 was approximately $1.5 million, as compared to total other expense of $2.6 million in the same period the prior year. This change of $4.1m was primarily due to approximately $3.7 million of higher income related to the change in the fair value of the options and warrants liabilities in the first quarter of 2020 compared to the same period in 2019.

▪	Net loss for the first quarter of 2020 was approximately $3.4 million, compared to a net loss of approximately $2.5 million for the same period in 2019. The increase in net loss was primarily due to a combination of higher other income in 2020 offset by the R&D tax credit of $4.9 million in the first quarter of 2019.

Important Message Regarding COVID-19

Akari’s clinical trial sites are based in areas currently affected by coronavirus. Epidemics such as this can adversely impact the business as a result of disruptions, such as travel bans, quarantines, and interruptions to access the trial sites and supply chain, which could result in material delays and complications with respect to research and development programs and clinical trials. Moreover, as a result of coronavirus, there is a general unease of conducting unnecessary activities in medical centers. As a consequence, ongoing trials have been halted or disrupted. It is too early to assess the full impact of the coronavirus outbreak on trials for nomacopan, but coronavirus is expected to affect Akari’s ability to complete recruitment in the original timeframe. The extent to which the coronavirus impacts operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally, could adversely impact Akari’s operations and workforce, including research and clinical trials and the Company’s ability to raise capital, could affect the operations of key governmental agencies, such as the FDA, which may delay the development of our product candidates and could result in the inability of our suppliers to deliver components or raw materials on a timely basis or at all, each of which in turn could have an adverse impact on the business, financial condition and results of operation.

About Akari Therapeutics

Akari is a biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically for the treatment of rare and orphan diseases, in particular those where the complement (C5) or leukotriene (LTB4) systems, or both complement and leukotrienes together, play a primary role in disease progression. Akari's lead drug candidate, nomacopan (formerly known as Coversin), is a C5 complement inhibitor that also independently and specifically inhibits leukotriene B4 (LTB4) activity. Nomacopan is currently being clinically evaluated in four indications: bullous pemphigoid (BP), atopic keratoconjunctivitis (AKC), thrombotic microangiopathy (TMA), and paroxysmal nocturnal hemoglobinuria (PNH). Akari believes that the dual action of nomacopan on both C5 and LTB4 may be beneficial in AKC and BP. Akari is also developing other tick derived proteins, including longer acting versions.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements related to the offering, the expected gross proceeds and the expected closing of the offering. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations; our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result therefrom; our ability to enter into collaborative, licensing, and other commercial relationships and on terms commercially reasonable to us; difficulties enrolling patients in our clinical trials; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for nomacopan may not be as large as expected; risks associated with the impact of the outbreak of coronavirus;; risks associated with the SEC investigation; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2020 and December 31, 2019

 (in U.S. Dollars, except share data)

	March 31, 2020	December 31, 2019
	(Unaudited)
Assets

Current Assets:
Cash	$7,822,180	$5,731,691
Prepaid expenses and other current assets	1,828,444	712,975
Deferred financing costs	288,705	321,956
Total Current Assets	9,939,329	6,766,622

Property and equipment, net	2,096	5,013
Patent acquisition costs, net	27,566	30,163
Total Assets	$9,968,991	$6,801,798

Liabilities and Shareholders' Equity (Deficit)

Current Liabilities:
Accounts payable	$966,059	$1,228,772
Accrued expenses	2,630,857	4,228,604
Liabilities related to options and warrants	4,556,448	3,116,880
Total Liabilities	8,153,364	8,574,256

Commitments and Contingencies

Shareholders' Equity (Deficit):
Share capital of £0.01 par value
Authorized: 10,000,000,000 ordinary shares; issued and outstanding: 2,872,895,513 and 2,245,865,913 at March 31, 2020 and December 31, 2019, respectively	40,085,648	31,987,016
Additional paid-in capital	109,596,064	110,498,824
Accumulated other comprehensive loss	(571,585)	(348,860)
Accumulated deficit	(147,294,500)	(143,909,438)
Total Shareholders' Equity (Deficit)	1,815,627	(1,772,458)
Total Liabilities and Shareholders' Equity (Deficit)	$9,968,991	$6,801,798

AKARI THERAPEUTICS, Plc

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS - UNAUDITED

For the Three Months Ended March 31, 2020 and 2019

(in U.S. Dollars)

	Three Months Ended
	March 31, 2020	March 31, 2019
Operating Expenses:
Research and development expenses (income)	$2,732,165	$(2,318,360)
General and administrative expenses	2,194,809	2,306,398
Total Operating Expenses (Income)	4,926,974	(11,962)
Income (Loss) from Operations	(4,926,974)	11,962

Other Income (Expenses):
Interest income	1,010	1,286
Changes in fair value of option and warrant liabilities – gain/(loss)	1,309,801	(2,358,772)
Foreign currency exchange gains (losses)	233,404	(195,635)
Other expenses	(2,303)	(4,124)
Total Other Income (Expenses)	1,541,912	(2,557,245)

Net Loss	(3,385,062)	(2,545,283)

Other Comprehensive (Loss) Income:
Foreign Currency Translation Adjustment	(222,725)	107,168

Comprehensive Loss	$(3,607,787)	$(2,438,115)

Loss per ordinary share (basic and diluted)	$(0.00)	$(0.00)

Weighted average ordinary shares outstanding (basic and diluted)	2,516,280,709	1,580,860,080

For more information

Investor Contact:

Peter Vozzo

Westwicke

(443) 213-0505

peter.vozzo@westwicke.com

Media Contact:

Sukaina Virji / Lizzie Seeley

Consilium Strategic Communications

+44 (0)20 3709 5700

Akari@consilium-comms.com